SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549



                                 SCHEDULE 14D-9
                                 (Rule 14d-101)

            Solicitation/Recommendation Statement Pursuant to Section
                 14(d)(4) of the Securities Exchange Act of 1934


                              OLD STONE CORPORATION
                              ---------------------
                            (Name of Subject Company)

                              OLD STONE CORPORATION
                              ---------------------
                      (Name of Person(s) Filing Statement)

          COMMON STOCK, PAR VALUE $1.00 PER SHARE AND CUMULATIVE VOTING CONVERTIBLE PREFERRED STOCK, SERIES B, PAR VALUE $1.00 PER SHARE
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                             680293107 and 680293305
                     ((CUSIP) Number of Class of Securities)

                      WINFIELD W. MAJOR, EDWARDS & ANGELL,
                           2700 HOSPITAL TRUST TOWER,
                  PROVIDENCE, RHODE ISLAND 02903 (401) 274-9200
                  ---------------------------------------------
      (Name, Address, and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

Item 1.  Security and Subject Company.

     The statement relates to the subject company's Common Stock, par value $1.00 per share and its Cumulative Voting Convertible Preferred Stock, Series B, par value $1.00 per share. The name of the subject company is Old Stone Corporation. The address of its principal executive office is 957 Warren Avenue, East Providence, Rhode Island 02914.

Item 2.  Tender Offer of the Bidder.

     The tender offer to which this statement relates is the Tender Offer Statement pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934 filed by Manticore Properties, LLC, Gotham Partners, L.P. and Gotham Partners, II, L.P., with principal executive offices at 100 East 42nd Street, 18th Floor, New York, NY 10017.

Item 3.  Identity and Background.

     (a) The name of the person filing this statement is Old Stone Corporation with a business address of 957 Warren Avenue, East Providence, Rhode Island 02914.

     (b)  There  are  no  material   contracts,   agreements,   arrangements  or
understandings between the subject company or any affiliate thereof and any executive officer or director of the subject company.

Item 4.  The Solicitation or Recommendation.

     (a) The subject company is unable to take a position with respect to the tender offer.

     (b) The reasons for the subject company's inability to take a position are set forth in a letter to shareholders attached hereto as Exhibit A and incorporated herein by reference.

Item 5.  Person Retained, Employed or to be Compensated.

     None

Item 6.  Recent Transactions and Intent with Respect to Securities.

     (a) None

     (b) At this time, it is unknown whether any executive officer or director intends to tender to the bidder, sell or hold securities of the class of securities being sought by the bidder which are held of record or beneficially owned by such persons.

Item 7.  Certain Negotiations and Transactions by the Subject Company.

     (a) No negotiation is being undertaken or is underway by the subject company in response to the tender offer which relates to or would result in:

     (1) An extraordinary transaction such as a merger or reorganization, involving the subject company or any subsidiary of the subject company;

     (2) A purchase, sale or transfer of a material amount of assets by the subject company or any subsidiary of the subject company;

     (3) A tender offer for or other acquisition of securities by or of the subject company; or

     (4) Any material change in the present capitalization or dividend policy of the subject company.

     (b) There is no transaction, board resolution, agreement in principle, or a signed contract in response to the tender offer, other than one described pursuant to Item 3(b) of this statement, which relates to or would result in one or more of the matters referred to in Item 7(a)(1), (2), (3) or (4).

Item 8.  Additional Information to be Furnished.

     None

Item 9.  Material to be Filed as Exhibits.

     (a) A copy of the recommendation letter which is being sent to security holders in connection with the subject company's recommendation referred to in
Item 4 is attached hereto as Exhibit A.

     (b) A copy of the Press Release dated November 25, 1997 issued by the subject company in connection with the filing of this Schedule and the issuance of its letter to shareholders is attached hereto as Exhibit B.